SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision to Retire Treasury Shares

	1. Estimated number of shares to be retired	5,143,300 common shares

	2. Total number of outstanding shares	257,164,985

	3. Par value per share (KRW)	5,000

	4. Estimated total amount of retirement (KRW)	178,855,530,668

	5. Buyback period for the retirement	-

	6. Method of buyback	Previously acquired treasury shares

	7. Expected date of retirement	2024-05-24

	8. Agent for treasury share acquisition	-

	9. Date of resolution	2024-05-09

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

	10. Additional Details Relevant to Investment Consideration

- Legal basis of retirement of treasury shares: Article 343 Paragraph 1 of the Commercial Act

- This share retirement involves the retirement of treasury shares previously acquired within the range of distributable profits, as resolved by the Board of Directors, thus there will be no decrease in capital.

- Total issued shares will be reduced from 257,164,985 shares to 252,021,685 shares, as this decision involves the retirement of 2% of total issued shares.

- Item 4 above is based on the book value of the treasury shares at the time of the Board of Directors’ resolution of this day.

- Item 7 above is the date determined by the Board of Directors’ resolution and is subject to change based on consultations with relevant authorities.